Filed pursuant to 424(b)(3)
Registration No. 333-175340

INDUSTRIAL INCOME TRUST INC.

SUPPLEMENT NO. 6 DATED NOVEMBER 28, 2012

TO THE PROSPECTUS DATED APRIL 17, 2012

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Industrial Income Trust Inc., dated April 17, 2012 (the “Prospectus”), as supplemented by Supplement No. 5 dated October 12, 2012. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is to update disclosure in the section of the Prospectus titled “Investments in Real Properties, Real Estate Securities and Debt Related Investments.”

A. Update to the Section of the Prospectus Titled “Investments in Real Properties, Real Estate Securities and Debt Related Investments”

The following new subsection is inserted before the subsection of the Prospectus titled “Investments in Real Properties, Real Estate Securities and Debt Related Investments—Joint Venture Agreement” on page 87 of the Prospectus:

Probable Real Property Acquisition

National Distribution Portfolio

On November 16, 2012, one of our wholly-owned subsidiaries, IIT Acquisitions LLC, as the buyer, entered into an agreement for purchase and sale with Industrial Property Fund VI, LLC, as the seller, as amended on November 21, 2012, to acquire a 100% fee interest in 12 industrial buildings aggregating approximately 3.7 million square feet on 197.6 acres (collectively referred to as the “National Distribution Portfolio”). The buildings are located in the markets of Atlanta, Georgia; Chicago, Illinois; Fort Lauderdale, Florida; and Memphis, Tennessee. The National Distribution Portfolio is 91% leased to 19 customers with an average remaining lease term (based on square feet) of 5.6 years. Upon consummation of the acquisition, the lease agreements are expected to be assigned to and assumed by us, through our wholly-owned subsidiaries. Two customers in the National Distribution Portfolio individually lease more than 10% of the rentable area of the National Distribution Portfolio, as described below:

•

Flextronics Logistics, USA, Inc., a distribution, fulfillment, and logistics company for electronic products, leases approximately 0.4 million square feet, or approximately 12% of the portfolio’s rentable area, under a lease that expires in October 2015 with no options to extend. The annual base rent under the lease is currently approximately $1.3 million and is subject to rent escalations of approximately 2% every year beginning in November 2013.

•

Priority Fulfillment Services, Inc., an e-commerce and business process outsourcing company, leases approximately 0.4 million square feet, or approximately 12% of the portfolio’s rentable area, under a lease that expires in April 2015 with one option to extend the lease for a period of three years. The annual base rent under the lease is currently approximately $1.2 million and is not subject to any rent escalations.

In general, the customers will be responsible for paying directly or reimbursing the landlord for the real estate taxes, insurance, and repair and maintenance costs of the property.

Our management currently believes that the National Distribution Portfolio is suitable for its intended purpose and has no immediate plans for material renovations or other capital improvements, and that the National Distribution Portfolio will be adequately covered by insurance. There are a number of comparable facilities in the vicinity of the National Distribution Portfolio that may compete with this portfolio. If acquired, the cost of the National Distribution Portfolio (excluding the cost attributable to land) will be depreciated for tax purposes over a maximum of a 40-year period on a straight-line basis.

The total aggregate purchase price is expected to be approximately $180.0 million, exclusive of transfer taxes, due diligence expenses, and other closing costs. In connection with the execution of the purchase agreement, we deposited $3.6 million into an escrow account. Pursuant to the terms of the Advisory Agreement, we expect to pay an acquisition fee to the Advisor equal to 1.0% of the purchase price of this transaction. We plan to fund the acquisition using proceeds from this public offering and debt financing. We have not yet received financing commitments for this acquisition and there can be no assurances that we will be able to secure debt financing.

The acquisition of the National Distribution Portfolio is expected to close during the fourth quarter of 2012. There is no assurance that we will be able to purchase any or all of the National Distribution Portfolio on the terms set forth herein. The consummation of the acquisition is subject to our completion of due diligence and various closing conditions to be met by the parties. If we do not close on the acquisition, there are circumstances under which we may forfeit the deposit we have funded.